Creating Sustainable Value
47
th
Edison Electric Institute
Financial Conference
November 11 – 13, 2012
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

Caution Regarding Forward-Looking Statements and
Caution Regarding Forward-Looking Statements and
Regulation G Compliance
Regulation G Compliance
In this presentation, and from time to time, Entergy Corporation makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in:  (i) Entergy’s Form 10-K for the year ended Dec. 31, 2011, (ii) Entergy’s Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and Sept. 30, 2012 and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami;
(e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against
Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this presentation and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.
This presentation includes the non-GAAP measures of operational return on equity, operational non-fuel operation and maintenance expense, operational adjusted EBITDA and operational earnings per share when describing
Entergy’s results of operations and financial performance.  We have prepared reconciliations of these measures to the most directly comparable GAAP measures. These reconciliations can be found on slides 56 59. Further information about these measures can be found in Entergy’s investor earnings releases, which are posted on our website at www.entergy.com.

Additional Information and Where to Find It
Additional Information and Where to Find It
On Sept. 25, 2012, ITC filed a registration statement on Form S-4 with the Securities and Exchange Commission
(SEC) registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders.
In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box
61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY
(368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi,
MI 48377 or by calling 248-946-3000.

Entergy’s Scope of Operations Today
Entergy’s Scope of Operations Today
Entergy’s Scope of Operations
Entergy’s Businesses
•
30,000 MW electric generating capacity
•
One of the nation’s leading nuclear generators
•
2.8 million utility customers
•
More than $11 billion revenues
•
~15,000 employees
Utility
•
6 vertically integrated electric utilities
•
4 contiguous states – Arkansas, Louisiana,
Mississippi, Texas
•
~21,000 MW generating capacity
•
More than 15,800 miles high-voltage
transmission lines
1 EWC’s ownership interest
(5 retail regulators)
Entergy Wholesale Commodities
6 nuclear units owned at 5 sites (5,011 MW)
2 gas, 1 gas / oil facilities (1,340 MW )
2 wind facilities (80 MW )
2 coal facilities (181 MW )
1 nuclear plant managed (800 MW)
1
1
1

Mitigating uncompensated risk
Focus
Capital stewardship

Business Model Has Two Main Dimensions
Business Model Has Two Main Dimensions
Based on Dynamic Point of View
Based on Dynamic Point of View
Portfolio
Management
Create
Options
Short Positions
Long Positions
Strict Risk
Limits
Business
Strategy
Driven by:
Markets
Skills
Scale
Scope
Positions
Rigorous
Analysis
Current
Point of
View
Structured
Contracts
Asset
Development/
Acquisitions
Asset
Disposition
Structured
Contracts
Operational
Excellence
Produce
Products/
Services
Achieve
Productivity
Manage
Relationships
Industry
Standards
Entergy’s Business Model
Supply / Demand Climate / Weather Data
Environment Competitive Behavior
Fuel Prices Legislation / Regulation
Credit Markets Capital Markets

Entergy's Business Model

Rigorous Analysis
Current Point of View
Portfolio Management
Long Positions
Structured Contracts
Asset Development/ Acquisitions
Asset Disposition
Structured Contracts
Short Positions
Mitigating uncompensated risk
Strict Risk Limits
Focus
Capital stewardship
Driven by:
Markets
Skills
Scale
Scope
Positions
Industry Standards

Create
Options
Business
Strategy
Business Model Has Two Main Dimensions
Business Model Has Two Main Dimensions
Based on Dynamic Point of View
Based on Dynamic Point of View
Driven by:
Markets
Skills
Scale
Scope
Positions
5
Entergy’s Business Model
Operational
Excellence
Produce
Products/
Services
Achieve
Productivity
Manage
Relationships
Industry
Standards

Every day

✓ Affordable rates

✓

Severe weather events

MISO ✓

Long-term benefits

✓

Operational excellence

TARGET ZERO ACCIDENTS ✓

Preserving and enhancing value

✓

The Foundation:  Safe, Secure and
The Foundation:  Safe, Secure and
Efficient Operations
Efficient Operations
2012 Operational Accomplishments Year-to-Date
Restored power to
90% of customers
within 4 – 5 days
after Hurricane Isaac
moved through
service area
Obtained approvals
subject to conditions
of MISO proposal
in LA, TX and AR
Maintained flat
non-fuel electric rates
from 2011 to 2012
Utility EWC
Completed breaker-to-
breaker run at FitzPatrick
Obtained Pilgrim
20-year license
renewal from NRC
Received positive
decisions in Vermont
Yankee proceedings
Operational
Excellence

GREAT SEAL OF THE STATE OF ARKANSAS

LOUISIANA PUBLIC SERVICE COMMISSION

MISSISSIPPI PUBLIC SERVICE COMMISSION

CITY OF NEW ORLEANS LOUISIANA

PUBLIC UTILITY COMMISSION OF TEXAS

Active Regulatory Calendar –
Active Regulatory Calendar –
Constructive Regulatory Relationships
Constructive Regulatory Relationships
1 Revised after receipt of PUCT Staff’s workpapers
Arkansas
•
Hot Spring acquisition approved Jul 2012, with cost recovery through capacity rider; DOJ review ongoing
•
Next base rate case expected to be filed in 1Q13; 10-month statutory deadline
Louisiana
•
Base rate case filings for EGSL and ELL to be made by Jan 2013; 12-month statutory deadline
Mississippi
•
2012 test year FRP to be filed Mar 2013
•
Hinds cost recovery through rider approved Aug 2012; DOJ review ongoing
•
Staff report on electric utility ROE methodology expected by end of 2012
New Orleans
•
Seeking possible renewal or extension of FRP
– Current FRP ended with 2011 test year
Texas
•
PUCT issued final rate case order in Sep 2012; reflects a 9.8% return on equity and a $27.7M base rate increase (ongoing EPS effect ~$0.03 )
•
Proposal on purchased power capacity rider expected to be issued Nov 2012
Operational
Excellence

1

Strategy and Recovery Mechanisms Key
Strategy and Recovery Mechanisms Key
Rate Case
Specific
Recovery
Cost Recovery
Formula Rate
Plan
Goal:  timely recovery of costs and the opportunity to earn on prudent investment
Illustrative
Regulatory Mechanisms for Cost Recovery
Non-fuel O&M
Maintenance capital
Example
Acquisitions
Capacity costs
Emission costs
Energy efficiency
Renewables
Storm
Full review of costs
Rate design
X%
X%
14ft
Operational
Excellence
Acadia Unit 2

For a Utility, What Really Matters
For a Utility, What Really Matters
Is What You Earn. . .
Is What You Earn. . .
5-Year Average
Allowed ROE Range
(Min / Max)
2012 Allowed ROE
Return on Equity:  ETR Utilities vs Peer Utility Holding Companies
%
ETR
Utilities
5-Year Book ROE
Range
1
1 Utility Holding Companies with market capitalization greater than $5B; for companies with multiple utility subsidiaries, ranges reflect ROEs of each company
0
Operational
Excellence
9
10
11
12
13
14
15
1

The Washington Post
Published: November 7
Obama to continue efforts to curb greenhouse gases

. . ..While Keeping Customer Rates Affordable
. . .While Keeping Customer Rates Affordable
Utility Average Residential Customer Rates
2011; ¢ per kWh
Note: Regulated utilities, excluding primarily hydro-electric
Utility Average Residential Customer Rates with $30/mt Carbon Tax
2011; ¢ per kWh
0
10
20
30
40
0
10
20
30
40
ELL
EGSL
EMI EAI
ENOI
ETI
ENOI EMI EGSL EAI ELL ETI
Operational
Excellence

5.9
6.1
7.3
7.9
9.4
7.0
6.6
7.3
7.9
9.4
07
08
09
10
11
12E

Challenges in Texas Remain,
Challenges in Texas Remain,
But We Have Options
But We Have Options
Operational ROE
2007 – 2012E; %
As-Reported
Key Legislative and Regulatory Events
2007 rate case
$47M base rate
increase in Jan 2009
2011:  SB 1693
Distribution
investment rider
recovery
2009 rate case
$17.5M increase in May 2010
$41.5M increase in Aug 2010
$9M increase in May 2011
2006 & 2009:
Storm cost legislation
and securitizations
(hurricanes Rita
and Ike)
$68M
total
•
Purchased power recovery rulemaking
(draft rider rule under development)
•
Special relief through fuel adjustment
clause
•
Transmission Cost Recovery Factor
(authorized but not used to date)
•
Next base rate case
(timing TBD)
•
Pursue relief in courts
2011 rate case
$27.7M increase in Jul 2012
Paths for Improving ROE in Texas
Operational
Excellence

Increased Investment on Horizon
Increased Investment on Horizon
Requires Prudent Management
Requires Prudent Management
Key Drivers Issue Investment Types
Growing
demand
~3.7 GW projected Entergy
region load growth by 2020
Portfolio
transformation
Ninemile 6 CCGT
Aging
infrastructure
~12 GW of existing Utility
generation is 35 years or older
Major projects
Waterford 3
Steam Generator
Replacement
Environmental
regulation
Environmental
controls
Scrubbers at
White Bluff Plant
2
NERC
compliance
Reliability investments to meet
increasing standards
Transmission
investments
Critical Infrastructure
Protection
Every day Routine maintenance of
generation, transmission and
distribution facilities
~$900M
annually
1 Largely dependent on state action 2 Project suspended; limits for NOx and
SO2
at White Bluff depends on final State or Federal Implementation Plan
MATS compliance by 2015 – 2016
Regional Haze likely by 2019
SO
2

NAAQS likely by 2019
CSAPR or replacement rule?
1
Operational
Excellence

NRC License Renewal Status
Issued for 20 years
Unit Expiration
Recent Events /
Next Steps
Indian
Point 2
9/28/13
•
Final Safety Evaluation
Report issued in 2009;
SER Supplement issued
8/30/11
•
FSEIS
1
issued Dec 2010
•
Further supplements to
FSEIS and FSER expected
in next few months
•
ASLB
2
Track 1 hearings
on 10 of 13 issues (so far)
scheduled to conclude by
end of 2012
Indian
Point 3
12/12/15
Pending
Palisades renewed on 1/17/07
(expires 3/24/31)
FitzPatrick renewed on 9/8/08
(expires 10/17/34)
VT Yankee renewed on 3/21/11
(expires 3/21/32)
Pilgrim renewed on 5/29/12
(expires 6/8/32)
Pilgrim:  4 years
from 2008 Hearings
to 2012 Decision
“Timely Renewal Protection”
available if necessary
Time to resolve issues raised
by DC Circuit Waste
Confidence Decision
1 Final Supplemental Environmental Impact Statement
2 Atomic Safety and Licensing Board
Apply that to Indian Point…
At EWC, Resolution of License Renewal
At EWC, Resolution of License Renewal
Could Take Up to 7 to 10 Years
Could Take Up to 7 to 10 Years
Operational
Excellence

Indian Point State Water Quality
Indian Point State Water Quality
Proceedings Ongoing
Proceedings Ongoing
Current Status Our Response
•
We believe operation of IP causes no
significant impact to Hudson River;
however, offered wedgewire screens
as best technology available
•
Water quality certification has been
waived by NY State
•
Adjudicatory hearings in joint
proceeding of WQC / SPDES
1
before
NY State Department of Environmental
Conservation underway
•
Submitted notice to NRC of no final
decision on WQC in required 1-year
time period
1 State Pollutant Discharge Elimination System permit
Wedgewire Screens vs Cooling Towers
a) Air quality – probably “not permittable”
b) Aesthetic – size / visible plume ~10% of time
c) Zoning – Village of Buchanan not supportive
d) Bottom line – in operation approximately 13
years after approvals
a) Would significantly reduce fish entrainment and
impingement
b) Bottom line – in operation approximately 4 years
after approvals
Capital estimate:
$250M –
$300M
Capital estimate:  at least $1.19B
(2009$, direct capital cost)
+ 14.5 TWh of lost generation
over 42-week outage period
Operational
Excellence
Wedgewire Screen
Cooling
Towers

Pursuing Several Paths to Resolve
Pursuing Several Paths to Resolve
Coastal Zone Management Issue
Coastal Zone Management Issue
Our Response
Current Status
•
Filed ASLB motion for declaratory order on
7/30/12 that no further consistency review
required; answers to motion due 1/14/13
“In the event the State agency has
previously reviewed a license or permit
activity, further review is limited to
cases where…the activity will be
modified substantially causing
new coastal zone effects.”
U.S. Statute
Coastal Zone Management Act
Operational
Excellence
“The projects which meet one of the
following two criteria…
will not be subject to New York State’s
Coastal Management Program...”
--New
York CMP § II-9, at 1 (2006)
New York State
Coastal Management Program
Our Response
•
Indian Point is “grandfathered” under the
New York Coastal Management Program
Current Status
•
Filed with NYS Dept of State a petition for
declaratory order on 11/7/12 confirming
that Indian Point is “grandfathered”
•
No new coastal zone effects will be caused
by license renewal and NY State has
previously reviewed and found Indian
Point consistent with NY coastal policies
-- 44 Fed. Reg. 37,142, 37,150 (June 25, 1979)

CEPE
CENTER FOR ENERGY POLICY AND THE ENVIRONMENT AT THE MANHATTAN INSTITUTE

Indian Point Independent Safety Evaluation (ISE)

ISO

planNYC

2012 Reliability Needs Assessment

Newsday

SIENA college

Independent poll by Newsday / Siena College (Oct 2012):

57% want IP to remain open
33% prefer that IP close
9% didn't know

An Assessment of Energy
Needs in Westchester County
Indian Point Safe, Secure, Vital…
Indian Point Safe, Secure, Vital…
and Has Public Support
and Has Public Support
Polling Results Over Time; %
Favor
Oppose
Don’t Know
53
28
19
Fukushima
Mar 11, 2011
Q:  Do you favor or oppose renewing the licenses for the
electricity-generating nuclear plants at the Indian Point
Energy Center?
0
15
30
45
60
Aug
2010
Mar
2011
Aug 7-10
2011
Aug 31
2011
Oct
2011
Feb
2012
Operational
Excellence

Entergy's Business Model

Mitigating uncompensated risk
Long Positions
Structured Contracts
Asset Development/ Acquisitions
Portfolio Management
Asset Disposition
Structured Contracts
Short Positions
Strict Risk Limits
Focus
Business Strategy
Driven by:
Markets
Skills
Scale
Scope
Positions
Capital stewardship
Industry Standards

17
Create
Options
Operational
Excellence
Produce
Products/
Services
Achieve
Productivity
Manage
Relationships
Industry
Standards
Rigorous
Analysis
Supply / Demand Climate / Weather Data
Environment Competitive Behavior
Fuel Prices Legislation / Regulation
Credit Markets Capital Markets
Business Model Has Two Main Dimensions
Business Model Has Two Main Dimensions
Based on Dynamic Point of View
Based on Dynamic Point of View
Current
Point of
View

Entergy’s Business Model

Cautiously Optimistic on Northeast Power Prices
Cautiously Optimistic on Northeast Power Prices
Illustrative
Market response
Unit shutdown
Environmental regulation
Out-of-market regulation
Ongoing gas oversupply
Potential 5-year out
view for
NE power prices
1
Source:  New York Independent System Operator, ISO New England, internal analysis
Current forward: ~$50
Upside: ~$80
Downside: ~$40
1 Includes energy and capacity
Historical Northeast Market Power Prices (Energy Only)
$/MWh; Rolling Averages
Potential for improvement in heat rates, capacity markets, natural gas markets
Rolling 365-Day
Spot Price
Rolling Prompt
12-Month
Forward Prices
Implied Spot
Using
Forward Prices
Increased Hedging
Mid-2010
0
20
40
60
80
100
120
Jan-02 Jan-04 Jan-06 Jan-08 Jan-10 Jan-12
Current
Point of
View

Previous Hedging Preserved Value
Previous Hedging Preserved Value
Current
Point of
View
EWC Nuclear Portfolio Energy Under Contract
2009 – 2017E; % as reported on Nov 5, 2012
1 Realized through Sep 2012
EWC Nuclear Portfolio Revenue With and Without Contracting
2009 – 2017E; $/MWh; Capacity and Acquisition PPA Recognized at Contract Prices
Historical Spot and
Current Forwards
Realized MTM Gain since 2009: ~$1.6B
Not Yet Realized MTM Gain: ~$0.2B
1
0
10
20
30
40
50
60
70
80
09 10 11 12E 13E 14E 15E 16E 17E
86 90 96
85
84
73
25
25 26
09 10 11 12E 13E 14E 15E 16E 17E

Current Hedging Product Selection
Current Hedging Product Selection
Designed to Benefit If Prices Rise
Designed to Benefit If Prices Rise
EWC Nuclear Revenue Sensitivity on
Contracted Energy
Based on market prices as of Sep 30, 2012
Market Price Change, $/MWh
2014
2013
Avg expected
contracted
revenue/MWh
$45 on ~33.6 TWh
$45 on ~29.9 TWh
Optimizing hedge timing,
volumes and products
around POV
•
Firm products with call
options for post-license
renewal volumes
Cap operational and
liquidity risks
Allow for market upside
•
Larger volumes of collars
Cap downside, allow for
market upside
•
Optimizing UC / LD mix
Maximize liquidity,
optimize timing, minimize
transaction costs
•
Using portfolio length,
including RISEC
Mitigate operational risk,
lower UC costs
(10)
(5)
0
5
10
(20) (10) 0 10 20
Current
Point of
View

Entergy's Business Model

Mitigating uncompensated risk
Long Positions
Strict Risk Limits
Focus
Business Strategy
Capital stewardship
Short Positions
Produce Products/ Services
Achieve Productivity
Manage Relationships
Operational Excellence
Driven by:
Markets
Skills
Scale
Scope
Positions
Industry Standards

Short Positions
Long Positions
Strict Risk
Limits
Structured
Contracts
Asset
Development/
Acquisitions
Asset
Disposition
Structured
Contracts
Business Model Has Two Main Dimensions
Business Model Has Two Main Dimensions
Based on Dynamic Point of View
Based on Dynamic Point of View
Create
Options
Rigorous
Analysis
Supply / Demand Climate / Weather Data
Environment Competitive Behavior
Fuel Prices Legislation / Regulation
Credit Markets Capital Markets
Current
Point of
View
21
Entergy’s Business Model
Portfolio
Management

MISO

Potential customer savings
of up to $1.4B over
2013 – 2022 timeframe

Significant Progress Made in Advancing
Significant Progress Made in Advancing
MISO Proposal
MISO Proposal
MISO Proposal
Entergy
Service
Territory
Joining MISO Benefits
All Stakeholders
“…EAI is hereby authorized to sign the
MISO Transmission Owners Agreement
and move forward with the
EAI / MISO integration process…”
--APSC Order No. 72, 10/26/12
“…the Commission finds that ETI’s
application, as modified…is in the public
interest and approves the proposed transfer
of operational control to MISO…”
--PUCT Order, 10/26/12
“The Companies’ Application filed in
this docket is approved as in the public
interest, subject to…contingencies…
and conditions…”
--LPSC Order No. U-32148, 6/28/12
To Do
Portfolio
Management
•
CCNO – settlement filed 11/8/12; on agenda
for 11/12/12 Utility Committee Meeting
•
MPSC – settlement reached with Staff;
on agenda for 11/15/12 Open Meeting

The Next Step, ITC Transaction –
The Next Step, ITC Transaction –
Benefits for Customers, Other Stakeholders
Benefits for Customers, Other Stakeholders
Utility
OpCos
Entergy
Wholesale
Commodities
Entergy
Shareholders
Illustrative
Mid South
TransCo LLC
(New Holdco)
ITC
Shareholders
ITC Merger
Sub
Transco Subs
Proposed Spin-Merge of Transmission Business
– Generation
– Distribution
– Retail
customer
service
– Transmission
$700M
recapitalization
(pre-close)
ETR and
OpCos
reduce
debt and
redeem
preferred
equity with
the
$1.775B
$1.775B debt
transferred
with assets
Trust
Up to ~5%
ITC Shares
(split-off)
ITC
Shares
ETR
Shares
ETR
Shares
~5%
ITC Shares`
Expected closing in 2013
Entergy Shareholders will own stock in two companies
Entergy Shareholders will own stock in two companies
ETR After
ETR After
ITC After
ITC After
Portfolio
Management

ETR Today

Post Spin-Merge

Our Objective
+ ITC stock from spin-off

The Common Dividend:  Current Structure vs
The Common Dividend:  Current Structure vs
Post ITC Transaction
Post ITC Transaction
Share Repurchases
Dividends
Future dividends
at $3.32/sh
Return to shareholders, $B
Common Dividend Post Spin-Merge, Annualized $/sh
~$4B
Current business supports the current dividend of $3.32 per share
Objective:  ETR + ITC dividends accretive for ETR shareholders
ITC
Illustrative
Illustrative
ETR
X Dividend
exchange
ratio
1
1 Dividend exchange ratio will depend on several factors, including the form of ITC’s $700M recapitalization (repurchase or special dividend), the form of ETR’s distribution of ITC shares at closing (spin-off or split-off) and the amount of ITC shares held in trust and split-off post-merger, if any
$3.32
Today Accretive
$1.51
Up to
$3.32
+ ITC
dividend
0
1
2
3
4
10 11 12E 13E 14E 10 - 14E
1
2
$3.32
Total
Neutral

The Common Dividend:  Our Objectives
The Common Dividend:  Our Objectives
1
Current business supports the current dividend of $3.32 per share
ETR Today
2 Objective:  ETR + ITC dividends accretive for ETR shareholders
Post Spin-Merge
Current procedural schedules point to dividend decision at least 10 mos away
Considerations for dividend level
•
Utility investment profile (planned and
potential)
•
Regulatory outcomes
Current cases (including ETI)
Major investments (e.g., Waterford 3
steam generator replacement,
Hinds and Hot Spring acquisitions)
Three rate cases in 2013
3
Bottom line… when the time comes, we’ll make the right decision 4
Previously, we’ve said the long-term financial outlook supported maintaining
Entergy’s dividend at the current $3.32 per share annualized level
•
Point of view on commodity
markets, EWC’s ability to
temporarily supplement dividend
•
Number of ITC shares to Entergy
shareholders
•
Credit and liquidity
•
Payout ratio

Benefits from Independence –
Benefits from Independence –
Regional Transmission Planning
Regional Transmission Planning
Aligns with national policy objectives
Greater participation, disclosure by
third parties
Facilitates competitive markets
Transmission Planning
ITC
Sources:  Velocity Suite Online and Ventyx, an ABB Company
Portfolio
Management
26
•
Optimize projects
across
both systems and other
regions
•
Better access to
information
•
Within MISO and beyond

BEST-IN CLASS

ITC

EEI EDISON ELECTRIC INSTITUTE

Entergy has been recognized with EEI emergency response awards every year since inception

Benefits from Operational Excellence
Benefits from Operational Excellence
Hurricane Isaac
Storm Command Center
ITC provides a singular focus on
transmission system performance,
planning and operations
Leverages Entergy’s world-class
storm restoration process
Portfolio
Management

Benefits from Financial Flexibility
Benefits from Financial Flexibility
Utility Operating Cash Flow Minus
Cash Construction Expenditures
2014E – 2018E; $B
Status Quo With ITC
Transaction
20%
Utility Debt Obligations
2018E; $B
Status Quo With ITC
Transaction
$2.7B
Portfolio
Management
28
4.34
5.20
0
2
4
6
Transmission-related cash capital
requirements go away
Stronger Utility balance sheet
improves ability to invest in
Generation and Distribution
0
3
6
9
12

Benefits Offset Modest Customer Bill Effects
Benefits Offset Modest Customer Bill Effects
Typical Residential Monthly Bill (1,000 kWh)
Base Case Scenario, 2014; $
Illustrative
Continued Entergy ownership
Estimated net bill effect resulting
from FERC rate construct
1
Portfolio
Management
1 Does not include estimated rate timing effect of Forward Test Year
0
20
40
60
80
100
EAI EGSL ELL EMI ENOI ETI

Regulatory Approval Process Underway
Regulatory Approval Process Underway
Filing
1
9/28/12
9/5/12
Filing
Discovery
Arkansas (Docket 12-069-U)
Louisiana (Docket U-32538)
Mississippi (Docket 2012-UA-358)
New Orleans (Docket UD-12-01)
Texas
10/5/12
Filing
9/12/12
Filing
ITC Change of Control Filings Timeline of Key Events
Commission
consideration
Sep
Procedural schedule not yet established
Procedural schedule not yet established
Intervenor
direct
1/25/13
Advisors
direct
4/3/13
Hearing
begins
7/23/13
Staff /
Intervenor
direct
3/14/13
Hearing
begins
6/24/13
ELL / EGSL
rebuttal
4/25/13
ENOI
rebuttal
5/13/13
Filing schedule TBD
FERC (Dockets EC12-145; ER12-2681; EL12-107)
9/24/12
203 / 205
Filing
2
Deadline for comments /
interventions / protests
12/7/12
1 EAI will also make a filing with the Missouri Public Service Commission because that operating company has some transmission assets located in the state of Missouri
2 FERC 204 filings made 10/31/12
Portfolio
Management

Organizational design

Change the way we work

SharePoint
Share.
SharePoint

Benchmarking

Supply Chain

Evaluating Strategies to Improve Efficiency
Evaluating Strategies to Improve Efficiency
for Post-Transaction State and the Future
for Post-Transaction State and the Future
Warehousing
Procurement
Fuel
Materials
Vendors
Contracts
Portfolio
Management
Quartile
Ranking
1
2
3
4
31
Measure
1
Measure
2
Measure
3
Measure
4

1 Stock
Proposed
2 Stocks
Hybrid Stock
Hybrid Stock
Insulate
Isolate
Separate
Grow

Continue to Seek Solutions to Maximize Value
Continue to Seek Solutions to Maximize Value
for Utility, EWC, Entergy
for Utility, EWC, Entergy
ETR
Shareholders
Vertically
Integrated
Utility
EWC
Illustrative
Utility
Transco
EWC
ETR
Shareholders
Operational Excellence and Portfolio Management
Proposed Today Future?
Isolate,
Separate
Business Risks
to Maximum
Extent Possible
Portfolio
Management

Summary
Summary
•
Business and financial plan based on realities of today
-
Starts with safety and operational excellence every day
-
Active Utility regulatory agenda and substantial investment
program and opportunities
-
Protracted license renewal processes for EWC nuclear plants
-
Depressed power prices eroding margins at EWC, but
contracting has mitigated impact and provides for upside
•
Continuously seek out ways to improve upon reality for all
stakeholders through operational excellence and portfolio
management
-
For example, the proposal for the Utility operating companies to join MISO and the spin-off and merger of the transmission
business with ITC
-
Future initiatives include operational efficiency improvements and other ideas and opportunities, like we have for last 14 years
•
Overarching financial objective is to create sustainable value to return to owners

Appendix I Appendix I Additional Information Additional Information 35

9.88 – 12.01%
(per 2011 test year FRP
filing)
Utility Overview –
Utility Overview –
Operating Diversity and
Operating Diversity and
Regulatory Oversight
Regulatory Oversight
•
Electric utility
•
669,000 electric customers
•
Authorized ROE Range:
9.45 – 11.05%
•
Base rate case to be filed
by Jan 2013
•
Electric and gas utility
•
384,000 electric customers
•
92,000 gas customers
•
Authorized ROE Ranges:
•
Base rate case to be filed
by Jan 2013 for electric
•
Rate Stabilization Plan in
place for gas
•
Electric utility
•
693,000 electric customers
•
Authorized ROE: 10.2%
•
Base rate case to be filed
in 1Q13
Entergy Louisiana
Entergy Gulf States
Louisiana
Entergy Arkansas
•
Electric utility
•
413,000 electric customers
•
Authorized ROE: 9.8%
•
Final order in 2011 rate
case issued Sep 2012
Entergy Texas
•
Electric and gas utility
•
161,000 electric customers
•
101,000 gas customers
•
Authorized ROE Ranges:
•
Formula Rate Plan,
electric and gas (expired
with 2011 test year)
Entergy New Orleans
•
Electric utility
•
437,000 electric customers
•
Authorized ROE Range:
•
Formula Rate Plan
Entergy Mississippi
Overview of Utility Operating Companies
Electric Customer Breakdown
2011; % of MWh sales
Generation Portfolio
2011; % of MW, Owned and Leased
Capability
Nuclear
Coal
Gas / Oil / Hydro
Residential
Commercial &
Governmental
Industrial
– Electric 9.9 – 11.4%
– Gas 10.0 – 11.0%
– Electric 10.7 – 11.5%
– Gas 10.25 – 11.25%

Utility Investments –
Utility Investments –
Hot Spring and Hinds Energy Facilities
Hot Spring and Hinds Energy Facilities
2011 2012
Acquisitions Announced
Apr 2011
Hot Spring Hinds
MW 620 450
Seller KGen Power Corporation
Total Investment
$277M; $447/kW $246M; $547/kW
Combined Cycle / Natural Gas
Location Jackson, MS
Commercial Operation 2002 2001
Jurisdiction EAI EMI
Recovery Mechanism APSC and MPSC “Pre-Approval;”
capacity costs recovered through riders
Regulatory Status Approved by retail regulators and FERC;
DOJ review is ongoing
Hot Spring
Energy Facility
Hinds Energy Facility
APSC Approval
Jul 2012
MPSC Approval
Feb 2012
MPSC Approved
Cost Recovery
Aug 2012
(excluding transmission)
Plant Type / Fuel Source
Hot Spring County, AR

Utility Investments –
Utility Investments –
Ninemile 6 New CCGT Plant
Ninemile 6 New CCGT Plant
Ninemile 6
MW / Plant Type ~550 / Natural Gas-Fired Combined Cycle
Total Investment $721M, excluding transmission
Spending
Location Westwego, LA
Expected In-Service First part of 2015
Jurisdiction ELL; PPAs to EGSL (25%) and ENOI (20%)
Recovery
Mechanism
•
ELL and EGSL will recover costs through their
respective FRPs, if in effect when the project is
placed in service, or through base rate case filings
•
ENOI will make a base rate case filing
Status Approved; under construction
Ninemile Point
2015 2012 2011 2010 2013 2014
Air Permit
Application Filed
Sep 2010
LPSC,
CCNO
Approvals
Full Notice to
Proceed Issued
Air Permit
Issued
Aug 2011
Market Test
Decision
Jul 2010
Estimated
In-Service Date
First Part of
2015
Through 2012E: $225M; 2013E: $342M; 2014E:
$117M; 2015E: $37M

Utility Investments –
Utility Investments –
Waterford 3 Steam Generator Replacement
Waterford 3 Steam Generator Replacement
2012
Estimated
In-Service Date
Dec 2012
2008 2010 2011 2009
Installation
Fall 2012
Waterford 3
Steam Electric Station
Waterford 3
Estimated Cost $687M
Spending Prior to 2012: $384M; 2012E: $263M; 2013E: $40M
Plant Type / Fuel Source Nuclear
Status Installation underway
Jurisdiction
Recovery Mechanism
•
Eligible for recovery through 2011 test year FRP
•
Subject to refund and subsequent prudence
review
Regulatory Status Estimated year-one adjusted revenue requirement of approximately $101.3M filed in Jun 2012
LPSC Approved
Stipulated Settlement
Nov 2008
ELL Notified LPSC RSGs Would Not Be
Delivered in Time to Meet Current Schedule
Dec 2010
ELL Filed Est
1st-Year Revenue Req
Jun 2012
ELL Petitioned LPSC to
Replace 2 Steam Generators
Jun 2008
ELL

Utility –
Utility –
Hurricane Isaac
Hurricane Isaac
Adds to Capital and Regulatory Recovery Agenda
Adds to Capital and Regulatory Recovery Agenda
Preliminary Isaac Restoration Costs
$M
Company Estimated Amount
EAI 10
EGSL 70 – 90
ELL 240 – 300
EMI 30 – 40
ENOI 50 – 60
Total 400 – 500
Storm Cost Recovery Options
•
Accessing funded storm reserves at
the appropriate time (invoices are
still being received / processed)
•
Securitization or other alternative
financing
•
Traditional retail recovery on an
interim and permanent basis
•
Insurance, to the extent coverage is
available and deductibles are met
Capital / Non-Capital Split
%
Expect to make filings with
regulators over the next several
months to seek recovery of
amounts above storm reserves
as well as replenishment of
storm reserves
Capital
67
Non-
Capital
33

Utility –
Utility –
Non-Fuel O&M Trends
Non-Fuel O&M Trends
Utility Non-Fuel O&M / Refueling Outage Expenses
2008 – 2014E; $M
Historical Illustrative
Drivers
•
Varying compensation and
benefit costs (e.g., pension
discount rates)
•
Increased costs associated
with power plant
acquisitions
•
Spending on energy
efficiency programs (offset
in revenue)
1 Excludes expenses in connection with the proposed spin-off and merger of Entergy’s transmission business with ITC, which are classified as “special” and not included in operational earnings
0
500
1,000
1,500
2,000
2,500
08 09 10 11 12E 13E 14E
~2 – 4%
Annual
Growth
Rate
(can vary
by year)
1

Utility – Long-Term Financial Outlook

Around 6%

42

2013 Utility Earnings Sensitivities
$/share (after-tax) – Prepared Nov 2012
Retail Sales Growth
1% change in MWh sold
Rate Base
$100M change
Allowed ROE
1% change
Non-Fuel O&M
1% change
0.03
0.11
0.41
(0.08)
(0.11)
(0.41)
0.08
(0.03)
Utility Net Income
Around 6% Net Income CAGR (2009 base)
on attractive investment opportunities; $M
692
09 14E
1
1 Illustrative, not intended to be guidance

EWC –
EWC –
Northeast Markets
Northeast Markets
Forward Energy and Power Prices
Forward Energy and Power Prices
Northeast Nuclear Fleet Forward Energy Prices
Jan 2012 – Oct 2012; Around-the-clock $/MWh; Excludes Palisades
NYISO Auction-Cleared Capacity Prices
For delivery Jun 2010 – Dec 2012; $/kW-mo
Source:  Published prices per NYISO
Spot Auction
Monthly
Strip
ISO-NE Capacity Prices
For delivery Jun 2010 – May 2016; $/kW-mo
Source:  Published prices per ISO-NE
1 ISO-NE accepted VY’s bid to delist for the Jun 2015 – May 2016 FCA #6 and retroactively for the Jun 2013 – May 2014 FCA #4
At 10/31/12
Cal 2013
$43
Cal 2014
$44
Cal 2015
$45
Source:  Derived from third party data service
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12
0.0
1.0
2.0
3.0
4.0
5.0
Jun-10 Jun- 12 Jun-14 Jun-16
35
40
45
50
Jan-12 Apr-12 Jul-12 Oct-12
Forward Capacity Auctions
1
Reconfiguration Auctions
Monthly Auctions

EWC –
EWC –
Northeast Markets
Northeast Markets
New York Zone A Market Prices and Heat Rates
New York Zone A Market Prices and Heat Rates
NYISO Zone A
ATC Forward Prices; $/MWh
NYISO Zone A
Implied Delivered Heat Rate; Btu/kWh
Source:  Derived from third party data service
Cal 2013
~8,500
Cal 2014
~8,300
Cal 2015
~8,200
Cal 2013
$37
Cal 2014
$37
Cal 2015
$38
At 10/31/12
At 10/31/12
Source:  Derived from third party data service
6,500
7,500
8,500
9,500
01/12 04/12 07/12 10/12
25
35
45
01/12 04/12 07/12 10/12

EWC –
EWC –
Northeast Markets
Northeast Markets
New York Zone G Market Prices and Heat Rates
New York Zone G Market Prices and Heat Rates
NYISO Zone G
ATC Forward Prices; $/MWh
NYISO Zone G
Implied Delivered Heat Rate; Btu/kWh
Source:  Derived from third party data service
Cal 2013
~10,300
Cal 2014
~10,200
Cal 2015
~10,000
Cal 2013
$45
Cal 2014
$46
Cal 2015
$47
At 10/31/12
At 10/31/12
Source:  Derived from third party data service
35
45
55
01/12 04/12 07/12 10/12
9,000
10,000
11,000
12,000
01/12 04/12 07/12 10/12

EWC –
EWC –
Northeast Markets
Northeast Markets
New England Market Prices and Heat Rates
New England Market Prices and Heat Rates
ISO-NE MASS Hub
ATC Forward Prices; $/MWh
ISO-NE MASS Hub
Implied Delivered Heat Rate; Btu/kWh
Source:  Derived from third party data service
Cal 2013
~8,400
Cal 2014
~8,300
Cal 2015
~8,300
Cal 2013
$45
Cal 2014
$45
Cal 2015
$46
At 10/31/12
At 10/31/12
Source:  Derived from third party data service
35
45
55
01/12 04/12 07/12 10/12
7,000
8,000
9,000
10,000
01/12 04/12 07/12 10/12

EWC Energy and Capacity Revenue, $/MWh
60
55
50
45
40
35
30
25
25
30
35
40
45
50
55
60

EWC –
EWC –
Positively Leveraged to Rising Prices
Positively Leveraged to Rising Prices
EWC Nuclear Energy and Capacity Revenue Sensitivity
Based on market prices as of Sep 30, 2012
Northeast Energy Market Prices, $/MWh
2014
2013
$47
$45
2016
2015
$47
$45
Expected sold and
market total revenue

EWC –
EWC –
Nuclear Fuel Trends
Nuclear Fuel Trends
Nuclear Fuel Projections
2011 – 2015E; $M
Uranium Price, Production and Demand
Production (lbs)
Demand (lbs)
Price
Source:  The Ux Consulting Company, LLC (UxC) (production and demand); Trade Tech (price)
Note: Assumes uninterrupted normal operation at all EWC nuclear plants
Illustrative
0
150
120
90
60
30
0
250
200
150
100
50
48
11 12E 13E 14E 15E
Capital Spend
$6 $8/MWh
(2012E 2015E)
Expense (pre-tax)
05 06 07 08 09 10 11 12E 13E 14E 15E 16E

EWC –
EWC –
Non-Fuel O&M Trends
Non-Fuel O&M Trends
EWC Non-Fuel O&M / Refueling Outage Amortization
2008 – 2014E; $M
Special items
History Illustrative
Drivers
•
Varying compensation
and benefit costs (e.g.,
pension discount rates)
•
Higher NRC fees and new
regulatory requirements
•
Workforce planning
•
Acquisition of Rhode
Island State Energy Center
at end of 2011
Note: Assumes uninterrupted normal operation at all EWC nuclear plants
1 Excludes VY impairment recorded in 2012, which was classified as a special item and excluded from operational earnings
49
0
200
400
600
800
1,000
1,200
1,400
08 09 10 11 12E 13E 14E
~2 – 4%
Annual
Growth
Rate
(can vary
by year)
1

EWC –
EWC –
Long-Term Financial Outlook
Long-Term Financial Outlook
Nuclear Capacity Factor
1% change
0.06
EWC Revenue
$10/MWh market price
change
0.49
Non-Fuel O&M
1% change
0.04
Nuclear Outage
(lost revenue only)
1,000 MW plant for 10 days
(0.03)
1  Assumes uninterrupted normal operation at all EWC nuclear plants
2 Based on 9/30/12 prices
3 Illustrative, not intended to be guidance
EWC Results
Declining Operational Adjusted EBITDA
through 2014 compared to 2010 level; $M
2013 EWC Earnings Sensitivities
$/share (after-tax) – Prepared Nov 2012
(0.04)
(0.25)
(0.06)
50
1,048
862
2,3 2,3 2,3
10 11 12E 13E 14E
1

2013 Earnings Guidance
2013 Earnings Guidance
Operational EPS
2013E Guidance (after-tax) – Prepared Nov 2012
Utility Entergy
Wholesale
Commodities
Parent &
Other
Net $0.05
Net $(0.70)
Net $0.10
Other
Net Rev
Other Inc
Interest
Other Taxes
Depn
O&M
Inc Tax
Inc Tax Depn
Decom
O&M
Net Rev
Inc Tax Interest
5.00 Midpoint
4.60 – 5.40
Range
12E
Adjusted
Starting Point
13E
Operational
Guidance
1 Does not reflect any potential future expenses for the special item in connection with the proposed spin-merge of Entergy’s transmission business in 4Q12 and beyond; 2013 as-reported earnings guidance will be updated to reflect this special item as actual costs are incurred during the year
5.00
4.85 – 5.65
Range
Current
indications point
to upper end
of range
51
5.55
1 1
As-Reported
4.14
3.44 – 4.24 Range
As-Reported
5.00
4.60 – 5.40 Range

Preliminary Three-Year Capital Investment Plan
Preliminary Three-Year Capital Investment Plan
Projected Capital Expenditures
2013E –
2015E; $B – Prepared Nov 2012
Preliminary
Maintenance
Capital
Preliminary
Investing
Capital
Investing Capital
2013E – 2015E; % of Total – Prepared Nov 2012
Portfolio Transformation
Environmental
Other Generation
Transmission
Distribution / Other
Dry Cask Storage / License Renewal
Wedgewire Screens
NYPA Value Sharing
Other (Primarily Component
Replacements / Identified Repairs)
5.4
1.2
2.5
0.8
Preliminary
52
0.4
2.9
0.8
2.5
6.6
Total
EWC
Utility
0%
20%
40%
60%
80%
100%
0%
20%
40%
60%
80%
100%

Capital Deployment –
Capital Deployment –
Return Cash to Owners;
Return Cash to Owners;
No Traditional Equity Issuances
No Traditional Equity Issuances
2013 Corporate Earnings Sensitivities
$/share (after-tax) – Prepared Nov 2012
Interest Rate
1% change on $1B debt
Effective Income Tax Rate
1% change in overall rate
(0.03)
(0.08)
0.08
Current Financial Outlook
Cash Sources and Uses
$B
Balanced capital investment / return
program with a total of around $4B
dividends and share repurchases
from 2010 2014; $B
1
1 Updated Nov 2012
Illustrative
OCF /
Cash
Net
Debt
Invest-
ment
Available
Available for:
–
Return to
shareholders
(dividends,
share
repurchases)
–
Growth
investments
0.03

0
4
Thru 3Q12 Thru 14E
10 11 12E 13E 14E
Credit Quality:
Strong liquidity; solid credit
metrics supporting ready access to capital
Entergy’s Long-Term Financial Outlook
Entergy’s Long-Term Financial Outlook
Utility Net Income
Around 6% Net Income CAGR (2009 base)
on attractive investment opportunities; $M
EWC Results
Declining Operational Adjusted EBITDA
through 2014 compared to 2010 level; $M
Corporate Results
Results will vary depending upon factors
including effective income tax and interest
rates and the amount / timing of share
repurchases, if any
Capital Deployment
Balanced capital investment / return program
with a total of around $4B dividends and
share repurchases from 2010 – 2014; $B
1,048
2013 effective income tax rate:
earnings guidance midpoint
assumption is 34%
692
09 14E
1
Dividends
Share
Repurchases
1
Based on 9/30/12 prices
2
Illustrative, not intended to be guidance
862
1 Illustrative, not intended to be guidance
1,2
1,2
1,2
1
1 Illustrative, not intended to be guidance

Appendix II Appendix II Regulation G Reconciliations Regulation G Reconciliations 55

Regulation G Reconciliations
Regulation G Reconciliations
Table 1:  ETI Return on Average Common Equity
Reconciliation of GAAP to Non-GAAP Measures
2007, 2008 and 2012E
($ in millions)
2007 2008 2012E
As-Reported Earnings (a) 58.9 57.9 47.9
Less Special Items
Transmission business spin-merge expenses - - (4.4)
Total Special Items (b) - - (4.4)
Operational Earnings (a)-(b) 58.9 57.9 52.3
Average Common Equity (c) 996.1 952.2 878.8
Less Average Equity Infusion from Parent 150.0 75.0 -
Adjusted Average Common Equity (d) 846.1 877.2 878.8
ROE – As-Reported (a)/(c) 5.9% 6.1% 5.5%
ROE – Operational ((a)-(b))/(d) 7.0% 6.6% 6.0%

Regulation G Reconciliations
Regulation G Reconciliations
Table 2: Entergy Wholesale Commodities Non-Fuel O&M
1
Reconciliation of GAAP to Non-GAAP Measures
2009 and 2010
($ in millions)
2009 2010
As-Reported Non-Fuel O&M (a) 1,058 1,195
Less Special Items
Non-Utility Nuclear Spin-Off Expenses
2
48 117
Total Special Items
(b)
48 117
Operational Non-Fuel O&M
(a)-(b)
1,010 1,078
1
Non-fuel O&M is defined as other operation and maintenance expense and nuclear refueling outage expense, excluding investments in wind generation accounted for under the equity method of accounting
2
Includes non-utility nuclear spin-off dis-synergies and expenses for outside services to pursue the previously planned spin-off in 2009 and 2010 and the charge in connection with the business unwind in
2010

Regulation G Reconciliations
Regulation G Reconciliations
Table 3:  Entergy Wholesale Commodities Operational Adjusted EBITDA
Reconciliation of GAAP to Non-GAAP Measures
2010 and 2011
($ in millions)
2010 2011
Net Income
489 492
add back: Interest expense 72 21
add back: Income tax expense
269 225
add back: Depreciation and amortization 163 179
subtract: Interest and investment income 171 136
add back: Decommissioning expense 107 81
subtract: Other than temporary impairment losses (1) -
Adjusted EBITDA 931 862
add back: Special items: Non-utility nuclear spin-off expenses
1
117 -
Operational Adjusted EBITDA 1,048 862
1 Includes non-utility nuclear spin-off expenses for outside services to pursue the previously planned spin-off and the charge in connection with the business unwind in 2010

Regulation G Reconciliations
Regulation G Reconciliations
Table 4:  Consolidated EPS
Reconciliation of GAAP to Non-GAAP Measures
2012E Guidance (after-tax)
(Per share in U.S. $) 2012E Revised
Guidance Range
¹
As-Reported (a)
3.44 – 4.24
Less Special Items Through 3Q12
Utility
Transmission business spin-merge expenses
(0.15) –
(0.15)
Entergy Wholesale Commodities
Vermont Yankee asset impairment
(1.26) –
(1.26)
Total Special Items
(b)
(1.41) –
(1.41)
Operational
(a)-(b)
4.85 –
5.65
1 Originally prepared Nov 2011, updated Jan 2012 to reflect 2011 final results, revised Apr 2012 and updated on an as-reported basis Jul 2012 and Oct 2012; As-reported earnings guidance does not include any fourth quarter 2012 special items for expenses in connection with the proposed spin-off and merger of Entergy’s transmission business with ITC